SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 3)/1/



                      CUMBERLAND MOUNTAIN BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   230755 10 0
                                 --------------
                                 (CUSIP Number)

                                       N/A
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [X]      Rule 13d-1(b)

         [X]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)


/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 pages

--------------------------------------------------------------------------------
CUSIP NO. 230755 10 0                 13G                      PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           CUMBERLAND MOUNTAIN BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP
           PLAN TRUST

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           31-1499488
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                               (a) [ ]

                                                               (b) [X]
--------------------------------------------------------------------------------

3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           STATE OF TENNESSEE

--------------------------------------------------------------------------------

       NUMBER OF          5      SOLE VOTING POWER                    0
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER             87,856
        OWNED BY          ------------------------------------------------------
          EACH            7      SOLE DISPOSITIVE POWER               0
       REPORTING          ------------------------------------------------------
         PERSON           8      SHARED DISPOSITIVE POWER        87,856
          WITH
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             87,856
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           [  ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            12.9%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON *
                    EP
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 230755 10 0                 13G                      PAGE 3 OF 7 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           J. ROY SHOFFNER

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                               (a) [ ]

                                                               (b) [X]
--------------------------------------------------------------------------------

3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

       NUMBER OF          5      SOLE VOTING POWER               13,161
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER             87,856
        OWNED BY          ------------------------------------------------------
          EACH            7      SOLE DISPOSITIVE POWER          13,161
       REPORTING          ------------------------------------------------------
         PERSON           8      SHARED DISPOSITIVE POWER        87,856
          WITH
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             101,017
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           [  ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            14.8%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON *
                    IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 230755 10 0                 13G                      PAGE 4 OF 7 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           JAMES J. SHOFFNER

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                               (a) [ ]

                                                               (b) [X]
--------------------------------------------------------------------------------

3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

       NUMBER OF          5      SOLE VOTING POWER               66,497
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER             87,856
        OWNED BY          ------------------------------------------------------
          EACH            7      SOLE DISPOSITIVE POWER          66,497
       REPORTING          ------------------------------------------------------
         PERSON           8      SHARED DISPOSITIVE POWER        87,856
          WITH
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             154,353
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           [  ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            22.5%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON *
                    IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              ------------------
                                                               PAGE 5 OF 7 PAGES
                                                              ------------------

                       Securities and Exchange Commission
                             Washington, D.C. 20549


ITEM 1(A).    NAME OF ISSUER:
     Cumberland Mountain Bancshares, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
     1431 Cumberland Avenue
     Middlesboro, Kentucky 40965

ITEM 2(A).    NAME OF PERSON(S) FILING:

     Cumberland Mountain Bancshares, Inc. Employee Stock Ownership Plan Trust ("ESOP"), and J. Roy Shoffner and James J. Shoffner (who serve as trustees of the trust established under the ESOP).

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE:
     Same as Item 1(b).

ITEM 2(C).    CITIZENSHIP:

     See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:
     Common Stock, par value $0.01 per share.

ITEM 2(E).    CUSIP NUMBER:
     See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (f)      [X]  An Employee Benefit Plan or Endowment Fund in accordance with
                   Rule 13d-1(b)(1)(ii)(F),

     If this statement is filed pursuant to Rule 13d-1 (c), check this box. [X]

     Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are not applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by certain trustees of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters. Exhibit A discloses the relationship between all persons who are parties to this filing.

                                                              ------------------
                                                               PAGE 6 OF 7 PAGES
                                                              ------------------

ITEM 4.   OWNERSHIP.

          (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.
          (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.
          (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Cumberland Mountain Bancshares, Inc., in its capacity as the ESOP
Committee, has the power determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
     Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
     Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
     Not applicable.

ITEM 10. CERTIFICATION.
     By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his or her knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below, each signatory in his or her individual capacity certifies that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              ------------------
                                                               PAGE 7 OF 7 PAGES
                                                              ------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUMBERLAND MOUNTAIN BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN TRUST



/s/ J. Roy Shoffner                                            2/14/01
--------------------------------------------            ------------------------
J. Roy Shoffner, as Trustee                             Date


/s/ James J. Shoffner                                          2/14/01
--------------------------------------------            ------------------------
James J. Shoffner, as Trustee                           Date



/s/ J. Roy Shoffner                                            2/14/01
--------------------------------------------            ------------------------
J. Roy Shoffner, as an Individual Stockholder           Date


/s/ James J. Shoffner                                          2/14/01
--------------------------------------------            ------------------------
James J. Shoffner, as an Individual Stockholder         Date

                                    Exhibit A
                                    ---------


         The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to
Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the same proportion as participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of all unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the ESOP committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.